

November 5, 2014

<u>Via E-mail</u>
Kenichiro Yoshida
Executive Vice President and Chief Financial Officer
Sony Corporation
7-1, Konan 1-Chome, Minato-Ku
Tokyo 108-0075
Japan

> **Re: Sony Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2014**
> **Filed June 26, 2014**
> **File No. 1-06439**

Dear Mr. Yoshida:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You told us in your letter dated June 3, 2011 that you were engaged in business in Sudan and Syria. Also, we note from your website that your products and/or services continue to be sold in Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 20-F about any contacts with Sudan or Syria. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2. You told us in your June 2011 letter that the products and services you had provided and expected to provide into Sudan and Syria were intended for non-military applications. Please tell us whether that remains the case and whether, to the best of your knowledge, understanding and belief, any of the products or services you have provided since your 2011 letter or intend to provide, directly or indirectly, into Sudan or Syria have military uses. Please also describe any military uses of which you are aware and tell us whether, to the best of your knowledge, understanding and belief, the products or services have been put to military uses by Sudan and/or Syria.

3. Please discuss the materiality of your contacts with Sudan and Syria described in response to the comments above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kenichiro Yoshida
Sony Corporation
November 5, 2014
Page 3

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
Assistant Director
Division of Corporation Finance